                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  NETGURU, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    64111K107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  John J. Pepin
                                 1817 Riverdale
                              Germantown, TN 38138
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 14, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111K107

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         1.       Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

                  John J. Pepin

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         2.       Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)..........................................................................................      |X|
             (b)..........................................................................................      [ ]

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         3.       SEC Use Only............................................................................

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         4.       Source of Funds (See Instructions)..........PF, AF, OO..................................

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         5.       Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).....[ ]

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         6.       Citizenship or Place of Organization........United States...............................

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                  7.       Sole Voting Power                    103,500
Number of
Shares
Beneficially      8.       Shared Voting Power                1,302,305
Owned by
Each
Reporting         9.       Sole Dispositive Power               103,500
Person
With              10.      Shared Dispositive Power           1,302,305

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         11.      Aggregate Amount Beneficially Owned by Each Reporting Person          1,405,805

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         12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)....      [ ]

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         13.      Percent of Class Represented by Amount in Row (11)            9.9%

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         14.      Type of Reporting Person (See Instructions)

                  John J. Pepin             IN

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


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         1.       Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

                  Jonathan Page

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         2.       Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)..........................................................................................      |X|
             (b)..........................................................................................      [ ]

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         3.       SEC Use Only............................................................................

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         4.       Source of Funds (See Instructions)..........PF, AF, OO..................................

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         5.       Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).....      [ ]

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         6.       Citizenship or Place of Organization........United States...............................

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                  7.       Sole Voting Power                     86,500
Number of
Shares
Beneficially      8.       Shared Voting Power                1,302,305
Owned by
Each
Reporting         9.       Sole Dispositive Power                86,500
Person
With              10.      Shared Dispositive Power           1,302,305

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         11.      Aggregate Amount Beneficially Owned by Each Reporting Person          1,388,805

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         12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)....      [ ]

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         13.      Percent of Class Represented by Amount in Row (11)                             9.8%

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         14.      Type of Reporting Person (See Instructions)

                  Jonathan Page             IN

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


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         1.       Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

                  Pegasus Fund, L.P.
                  Tax ID No. 62-1604885

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         2.       Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)..........................................................................................      [X]
             (b)..........................................................................................      [ ]

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         3.       SEC Use Only............................................................................

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         4.       Source of Funds (See Instructions)..........OO..........................................

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         5.       Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).....      [ ]

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         6.       Citizenship or Place of Organization........United States...............................

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                  7.       Sole Voting Power                        1,320,305
Number of
Shares
Beneficially      8.       Shared Voting Power                              0
Owned by
Each
Reporting         9.       Sole Dispositive Power                   1,320,305
Person
With              10.      Shared Dispositive Power                         0

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         11.      Aggregate Amount Beneficially Owned by Each Reporting Person          1,302,305

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         12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)....      [ ]

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         13.      Percent of Class Represented by Amount in Row (11)            9.2%

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         14.      Type of Reporting Person (See Instructions)

                  Pegasus Fund, L.P.                 PN

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

----------------------------------------------------------------------------------------------------------------------

         1.       Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

                  Pegasus Management, LLC
                  Tax I.D. No. 62-1604883

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         2.       Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)...........................................................................................     [X]
             (b)...........................................................................................     [ ]

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         3.       SEC Use Only............................................................................

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         4.       Source of Funds (See Instructions)..........AF..........................................

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         5.       Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).....[ ]

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         6.       Citizenship or Place of Organization........United States...............................

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                  7.       Sole Voting Power                  0
Number of
Shares
Beneficially      8.       Shared Voting Power                1,302,305
Owned by
Each
Reporting         9.       Sole Dispositive Power             0
Person
With              10.      Shared Dispositive Power           1,302,305

----------------------------------------------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person          1,302,305

----------------------------------------------------------------------------------------------------------------------

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)....      [ ]

----------------------------------------------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row (11)            9.2%

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         14.      Type of Reporting Person (See Instructions)

                  Pegasus Management, LLC            OO

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

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $.01 per share of netGuru, Inc., a Delaware corporation (the "Company"), whose principal and executive office is located at 22700 Savi Ranch, Yorba Linda, CA.

ITEM 2.  IDENTITY AND BACKGROUND

This statement on Schedule 13D is being filed by John J. Pepin ("Pepin") whose address is 1817 Riverdale, Germantown, TN 38138. Pepin is a professor of marketing for the University of Memphis, 3696 Southern Avenue, Memphis, TN 38111. Pepin is a citizen of the United States. In the last five (5) years Pepin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This statement on Schedule 13D is being filed by Jonathan Page ("Page") whose address is 4402 Tuckahoe Road, Memphis, TN 38117. Page is self-employed. Page is a citizen of the United States. In the last five (5) years Page has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This statement on Schedule 13D is being filed by the Pegasus Funds, L.P., a Tennessee limited partnership ("Partnership"), whose address is 1817 Riverdale, Germantown, TN 38138. The Partnership invests primarily in publicly traded equity securities of U.S. companies. In the last five (5) years, the Partnership has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This statement on Schedule 13D is being filed by the Pegasus Management, LLC, a Tennessee limited liability company ("LLC"), whose address is 1817 Riverdale, Germantown, TN 38138. The LLC is the general partner of the Partnership. In the last five (5) years, the LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Partnership used an aggregate of approximately $6,710,481 to purchase securities reported as beneficially owned in Item 5 below. All of the securities were purchased through a margin account established for the benefit of the Partnership. All purchases of Company securities by the Partnership were open market transactions.

Additionally, Pepin used an aggregate of approximately $228,374 to purchase securities reported as beneficially owned by him in Item 5 below. Pepin used $99,869 of personal funds to purchase securities of the Company and $128,505 was borrowed on a margin account to purchase additional securities of the Company. All purchases of Company securities by Pepin were open market transactions.

Page used an aggregate of approximately $208,980 to purchase securities reported as beneficially owned by him in Item 5 below. Page used $41,980 of personal funds to purchase securities of the Company and $167,000 was borrowed on a margin account to purchase additional securities of the Company. All purchases of Company securities by Page were open market transactions.

ITEM 4.  PURPOSE OF TRANSACTION

All reporting persons listed in Item 2 have acquired the common stock of the Company for investment purposes only.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of November 15, 2000, the Partnership's aggregate beneficial ownership of common stock of the Company was 1,302,305 shares, or 9.2% of the number of shares outstanding. The LLC's aggregate beneficial ownership was 1,302,305 shares, or 9.2% of the shares outstanding. Pepin's aggregate beneficial ownership of common stock of the Company was 1,405,805, or 9.9% of the shares outstanding. Page's aggregate beneficial ownership of common stock of the Company was 1,388,805, or 9.8% of the shares outstanding.

     (b) The Partnership has the sole voting and disposition power with respect to 1,302,305 shares of the Company. As managing partner of the Partnership, the LLC has voting and disposition power over the 1,302,305 shares on behalf of the Partnership. Pepin and Page each own 50% of the LLC and Pepin is the Chief Manager of the LLC, and, as such, both Pepin and Page have the power to direct the LLC to vote or dispose of the 1,302,305 shares on behalf of the Partnership.

          Additionally, Pepin has the sole power to vote and dispose of 130,500 shares of the Company. Page has the sole power to vote and dispose of 86,500 shares of the Company.

     (c)  None.

     (d) The Partnership entered into a securities account margin agreement with J.C. Bradford & Co. ("Bradford") in 1995. In 1999, Bradford was acquired by Paine Webber, Inc. ("PaineWebber"). Per the terms of the margin agreement, PaineWebber, as successor to Bradford, has the power to liquidate any securities held for the benefit of the Partnership, should the Partnership fail to meet minimum account maintenance requirements. As of November 15, 2000, the Partnership was unable to meet its minimum maintenance requirements and PaineWebber thus has the power to dispose of shares of the Company held for the benefit of the Partnership.

          Additionally, Page maintained a securities account margin agreement with Bradford, and then with PaineWebber as successor, that allowed PaineWebber to liquidate any securities held for the benefit of Page, should Page fail to meet minimum account maintenance requirements. At November 15, 2000, Page was unable to meet his minimum maintenance requirements and PaineWebber thus has the power to dispose of shares of the Company held for the benefit of Page.

          Finally, Pepin maintained a securities account margin agreement with Bradford, and then with PaineWebber as successor, that allowed PaineWebber to liquidate any securities held for the benefit of Pepin, should Pepin fail to meet minimum account maintenance requirements.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The LLC is the sole general partner of the Partnership, and, as such, has the power to vote or direct the vote of the shares on behalf of the Partnership. Pepin and Page each own 50% of the LLC and Pepin is the Chief Manager of the LLC, and, as such, both Pepin and Page have the power to direct the LLC to vote or dispose of the share on behalf of the Partnership.

The Partnership entered into a securities account margin agreement with Bradford in 1995. In 1999, Bradford was acquired by PaineWebber. Per the terms of the margin agreement, PaineWebber, as successor to Bradford, has the power to liquidate any securities held for the benefit of the Partnership, should the Partnership fail to meet minimum account maintenance requirements. As of November 15, 2000, the Partnership was unable to meet its minimum maintenance requirements and PaineWebber thus has the power to dispose of shares of the Company held for the benefit of the Partnership.

Additionally, Page maintained a securities account margin agreement with Bradford, and then with PaineWebber as successor, that allowed PaineWebber to liquidate any securities held for the benefit of Page, should Page fail to meet minimum account maintenance requirements. At November 15, 2000, Page was unable to meet his minimum maintenance requirements and PaineWebber thus has the power to dispose of shares of the Company held for the benefit of Page.

Finally, Pepin maintained a securities account margin agreement with Bradford, and then with PaineWebber as successor, that allowed PaineWebber to liquidate any securities held for the benefit of Pepin, should Pepin fail to meet minimum account maintenance requirements.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1. Items relating to the borrowing of funds to finance the acquisitions as described in Item 3.

   (a) Form of securities account margin agreement between the Partnership and Bradford, Page and Bradford and Pepin and Bradford.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 2000
--------------------------------------------------------------------------------
Date

/s/ John Pepin
--------------------------------------------------------------------------------
Signature

John Pepin
--------------------------------------------------------------------------------
Name/Title


November 30, 2000
--------------------------------------------------------------------------------
Date

/s/ Jonathan Page
--------------------------------------------------------------------------------
Signature

Jonathan Page
--------------------------------------------------------------------------------
Name/Title


November 30, 2000
--------------------------------------------------------------------------------
Date

Pegasus Fund, L.P.
--------------------------------------------------------------------------------
Name/Title

By:      Pegasus Management, LLC, its General Partner

By: /s/  John Pepin
--------------------------------------------------------------------------------
         John Pepin, Chief Manager


November 30, 2000
--------------------------------------------------------------------------------
Date

Pegasus Management, LLC
--------------------------------------------------------------------------------
Name/Title

By: /s/  John Pepin
--------------------------------------------------------------------------------
         John Pepin, Chief Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                   "EXHIBIT A"

                       SECURITIES ACCOUNT MARGIN AGREEMENT

                          CONSENT TO LOAN OF SECURITIES

         In consideration of the acceptance by J. C. Bradford & Co. ("Bradford") of the account(s) in which I have an interest, alone or with others, which I have opened or open in the future with Bradford for the purchase and sale of securities or commodities I agree as follows:

1.       RULES AND REGULATIONS

         All transactions for my account shall be subject to the then applicable constitution, rules, regulations, customs and usages of the exchange or market and its clearing house, if any, where executed by Bradford or its agents; and, where applicable, the Securities Exchange Act of 1934, as amended; the Commodity Exchange Act, as amended; the rules and regulations of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System and the Commodity Futures Trading Commission.

2.       WAIVER

         I agree that no provision of this Agreement shall be waived, altered, modified or amended unless committed to in writing and signed by a partner of Bradford. No waiver of any provision of this Agreement shall be deemed a waiver of any other provision, nor a continuing waiver of the provision(s) so waived.

3.       SEVERABILITY

         If any provision of this Agreement is held to be invalid, void or unenforceable by reason of any law, rule, administrative order or judicial decision, that determination shall not affect the validity of the remaining provisions of this Agreement.

4.       SECURITY INTEREST

         All monies, securities, commodities or contracts relating thereto and all other property in any account in which I have an interest (held either individually, jointly or otherwise) or which may at any time be in Bradford's possession for any purpose, including safekeeping, shall be subject to a general lien for the discharge of all obligations I may have to Bradford, however and whenever arising. All securities and other property shall be held by Bradford as security for the payment of all such obligations or indebtedness in any account in which I have an interest.

5.       LOAN OR PLEDGE OF SECURITIES

         All monies, securities and commodities or contracts relating thereto and all other property which Bradford may at any time be carrying for me or in which I may have an interest, may from time to time and without notice be carried in Bradford's general loans and may be pledged, repledged, hypothecated or rehypothecated, separately or in common with other securities or any property for the sum due Bradford thereon or for a greater sum without retaining in Bradford's possession and control for delivery a like amount of similar securities or commodities. Subject to applicable law, Bradford, without notice to me, may apply and/or transfer any or all monies, securities, commodities or contracts relating thereto and all other property interchangeably between accounts or to accounts in which I have an interest or which are guaranteed by me (except regulated commodity accounts). Bradford is hereby specifically authorized to transfer to your cash account on settlement day any excess funds available in any of your other accounts, including but not limited to any free balances in any margin account, sufficient to make full payment of cash purchases. I agree that any debit occurring in any of my accounts may be transferred at Bradford's option to my margin account. I hereby authorize Bradford, from time to time, to lend, separately or together with property of others, to itself or others, any property it may be carrying for me on margin. This authorization shall apply to all accounts for me.

6.       INTEREST CHARGES

         Debit balances in my accounts shall be charged interest or service charges in accordance with Bradford's policies and at prevailing rates determined by Bradford.

7.       LIQUIDATION

         I understand that, notwithstanding a general policy of giving customers notice of a margin deficiency, Bradford is not obligated to request additional margin from me in the event my account falls below minimum maintenance requirements. More importantly, there may be circumstances where Bradford will liquidate securities and/or other property in the account without notice to me to ensure that minimum maintenance requirements are satisfied. Bradford shall have the right in accordance with its general policies regarding margin maintenance requirements to require additional collateral or the liquidation of any securities and other property whenever in its discretion it considers it necessary for its protection, including in the event of, but not limited to: My failure to promptly meet any call for additional collateral; the filing of a petition in bankruptcy by or against me; the appointment of a receiver is filed by or against me; an attachment is levied against any account in which I have an interest or; my death. In such event, Bradford is authorized to sell any and all securities and other property in any account of mine, whether carried individually or jointly with others, to buy all securities or other property which may be short in such account(s), to cancel any open orders and to close any or all outstanding contracts, all without demand for margin or additional margin, other notice of sale or purchase, or other notice of advertisement each of which is expressly waived by me. Any such sales or purchases may be made at Bradford's discretion on any exchange or other market where such business is usually transacted or at public auction or private sale, and Bradford may be the purchaser for its own account. It is understood a prior demand, or call, or prior notice of the time and place of such sale or purchase shall not be considered a waiver of Bradford's right to sell or buy without demand or notice as herein provided.

8.       MARGIN

         I will at all times maintain positions and margins in my accounts as Bradford, in its discretion, may from time to time require and will pay on demand any debit balance owing with respect to such accounts.

9.       GOVERNING LAW

         This agreement shall be governed by the laws of the State of New York, and shall inure to Bradford's successors and assigns, and shall be binding on me, my heirs, executors, administrators and assigns.

10.      ARBITRATION DISCLOSURES

     -   ARBITRATION IS FINAL AND BINDING ON THE PARTIES.

     - THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.

     - PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.

     - THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATOR IS STRICTLY LIMITED.

     - THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.

11.      ARBITRATION

I AGREE, AND BY CARRYING AN ACCOUNT FOR ME, BRADFORD AGREES, THAT ALL CONTROVERSIES WHICH MAY ARISE BETWEEN US CONCERNING ANY TRANSACTION OR THE CONSTRUCTION, PERFORMANCE OR BREACH OF THIS OR ANY OTHER AGREEMENT BETWEEN US, WHETHER ENTERED INTO PRIOR ON OR SUBSEQUENT TO THE DATE HEREOF, SHALL BE DETERMINED BY ARBITRATION. ANY ARBITRATION UNDER THIS AGREEMENT SHALL BE CONDUCTED PURSUANT TO THE FEDERAL ARBITRATION ACT AND THE LAWS OF THE STATE OF NEW YORK. BEFORE THE AMERICAN ARBITRATION ASSOCIATION, OR BEFORE THE NEW YORK STOCK EXCHANGE, INC. OR AN ARBITRATION FACILITY PROVIDED BY ANY OTHER EXCHANGE OF WHICH BRADFORD IS A MEMBER, OR THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. AND IN ACCORDANCE WITH THE RULES OBTAINING OF THE SELECTED ORGANIZATION, I MAY ELECT IN THE FIRST INSTANCE WHETHER ARBITRATION SHALL BE BY THE AMERICAN ARBITRATION ASSOCIATION, OR BY AN EXCHANGE OR SELF-REGULATORY ORGANIZATION OF WHICH THE BROKER IS A MEMBER. BUT IF I FAIL TO MAKE SUCH ELECTION, BY REGISTERED LETTER OR TELEGRAM ADDRESSED TO BRADFORD AT ITS MAIN OFFICE, BEFORE THE EXPIRATION OF FIVE DAYS AFTER RECEIPT OF A WRITTEN REQUEST FROM BRADFORD TO MAKE SUCH ELECTION, THEN BRADFORD MAY MAKE SUCH ELECTION. THE AWARD OF THE ARBITRATORS, OR OF THE MAJORITY OF THEM, SHALL BE FINAL, AND

JUDGMENT UPON THE AWARD RENDERED MAY BE ENTERED IN ANY COURT, STATE OR FEDERAL, HAVING JURISDICTION.

12.      SALE ORDERS/DELIVERIES

         I agree that when placing a sell order, all "short" sale orders shall be designated as "short" and all "long" sale orders shall be designated as "long." I represent that any sell order which I designate as "long" shall be for securities then owed by me and if such securities are not then deliverable from my account, that I will deliver them on or before settlement date. In the case of the sale of any security, commodity or other property by Bradford at my direction, Bradford's inability to deliver the same to the purchase by reason of my failure to supply Bradford therewith, I authorize Bradford to borrow such security, commodity or other property necessary to make delivery thereof and I agree to be responsible for any loss which Bradford may sustain thereby and any premiums which it may be required to pay thereon and for any additional loss which it may sustain by reason of its inability to borrow the security, commodity or other property sold on my behalf.

13.      BROKER

         I understand that in all transactions between me and Bradford, Bradford shall be acting as broker for me, except when Bradford discloses to me that, with respect to such transaction, it is acting as dealers for its account or as broker for some other person.

14.      COMMUNICATIONS

         Confirmations of transactions and statements of my account shall be conclusive if not objected to in writing to Bradford within 5 days and 10 days respectively after transmitted to me by mail or otherwise. Communications may be sent to me at the address shown on Bradford's records for my account or at such other address as I may hereafter provide to Bradford in writing. All communications sent, whether by mail, telegraph, messenger or otherwise will be deemed given, whether actually received or not.

15.      REPRESENTATIONS

         I represent that I am of legal age, am not an employee or member of any exchange or a member firm or any corporation of which any exchange owns a majority interest or the NASD or of a bank, trust company, insurance company or other employer engaged in the business of a broker-dealer and that I will promptly notify Bradford if I become so employed. I further represent that, unless otherwise disclosed to Bradford in writing, no one except myself has an interest in the account or accounts maintained with Bradford in my name.

16.      AGREEMENT CONTAINS ENTIRE UNDERSTANDING/AGREEMENT

         This Agreement contains the entire understanding between myself and Bradford concerning the subject matter of this Agreement. I may not assign the rights and obligations hereunder without first obtaining the prior written consent of Bradford.

BY SIGNING THIS AGREEMENT I ACKNOWLEDGE THAT:

1. THE SECURITIES IN MY MARGIN ACCOUNT MAY BE LOANED TO BRADFORD OR LOANED OUT TO OTHERS AND;

2.      I HAVE RECEIVED A COPY OF THIS AGREEMENT; AND

3.      THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE AT
        PARAGRAPH 11.



---------------------------                     --------------------------------
Date                                            Customer Signature



                                                --------------------------------
                                                Customer Signature